OPERATING AGREEMENT
OF
SFBC PITTSBURGH, LLC
(A Pennsylvania Limited Liability Company)

THIS OPERATING AGREEMENT ("Agreement") of **SFBC PITTSBURGH, LLC** (the "Company") is made this __18th__ day of __April__ , 2019, by and among the signatories hereto and has been adopted by the members of the Company. This Agreement, as it may be amended from time to time, shall be binding on any person who at the time is a Member, regardless of whether or not the person has executed this Agreement or any amendment hereto.

RECITALS

The Company has been organized as a Pennsylvania Limited Liability Company by the filing of a certificate of organization with the Department of State of the Commonwealth of Pennsylvania under and pursuant to the Act.

In consideration of the mutual promises herein contained, the parties, intending legally to be bound, agree as follows:

1.   **GENERAL DEFINITIONS**. As used herein, the following terms have the meanings respectively set forth after each one:

    1.1   **"Act"** means the Pennsylvania Limited Liability Company Law of 1994, Act of 1994, Dec. 7, P.L. 703, No. 106; 15 Pa. C.S.A. §§ 8901, *et seq.*

    1.2   **"Affiliate"** means, with respect to any Member, any Person: (i) which owns more than 25% of the voting interests in the Member; or (ii) in which the Member owns more than 25% of the voting interests; or (iii) in which more than 25% of the voting interests are owned by a Person who has a relationship with the Member described in clause (i) or (ii) above.

    1.3   **"Assign"** means, voluntarily or involuntarily, to sell, transfer, bequeath, pledge, hypothecate or otherwise dispose of a Member's interest; and an "Assignment" is any one of those acts.

    1.4   **"Code"** means the Internal Revenue Code of 1986, as amended.

    1.5   **"Company"** means the limited liability company formed in Pennsylvania in accordance with this Agreement under the name of **"SFBC PITTSBURGH, LLC"**.

    1.6   **"Consent"** means the approval of Members holding a majority of the Percentages then held by the Members unless the approval of a greater number of Members is specifically indicated as required.

    1.7   **"Member"** means each Person signing this Agreement and any Person who subsequently is admitted as a member of the Company; and **"Members"** means the Members collectively.

1.8 **"Percentage"** means the percentage from time to time set forth beside the name of a Member on Attachment A to this Agreement, as amended from time to time.

1.9 **"Person"** means and includes an individual, corporation, partnership, association, limited liability company, trust, estate or other entity.

1.10 **"Regulation(s)"** means the Treasury Regulations, including Temporary Regulations, from time to time adopted under the Code.

Other terms are defined throughout the text of this Agreement and shall have the meanings respectively ascribed to them herein.

2. **ORGANIZATION.**

2.1 **Organization.** The Company was organized pursuant to the Act.

2.2 **Name.** The name of the Company is **"SFBC PITTSBURGH, LLC"**.

2.3 **Purpose.** The Company was organized to engage in all lawful business for which limited liability companies may be organized under the Act and to do all things necessary in connection therewith or incidental thereto.

2.4 **Term.** The Company was organized on March 26, 2019. It shall continue perpetually in existence, unless dissolved pursuant to Section 14 of this Agreement.

3. **MEMBERSHIP.**

3.1 **Members.** The name and Percentage of each Member are set forth on Attachment A to this Agreement. No other Person may be admitted as a Member unless the existing Members, in their sole and absolute discretion, consent to such admission.

3.2 **No Assignment of Interests.** A Member shall not Assign or permit the Assignment of all, or any portion of, any of the Member's interest in the Company or rights in the Member's interest in the Company, except as expressly provided for in this Agreement and in accordance with its terms and conditions. Each Member hereby acknowledges the reasonableness of this prohibition in view of the purposes of the Company and the relationship of the Members. The Assignment of a Member's interest or rights in violation of this Section shall be deemed invalid, null and void, and of no force or effect. Any Person to whom a Member's interest is involuntarily Assigned shall not be entitled to vote on matters coming before the Members, participate in the management of the Company, act as an agent of the Company, attend meetings of the Members, inspect Company books and records, have access to any other information of the Company, demand an accounting with respect to the Company, receive distributions from the Company or have any other rights in or with respect to the Member's interest. Any permitted assignee of or successor to a Member's interest who does not become a Member and desires to make further Assignments of the Member's interest shall be subject to all of the restrictions on the assignment of the interest contained herein. Unless an assignee or successor becomes a Member, or unless otherwise approved by the Members holding at least two-thirds (2/3) of the voting interests in the Company, the assignee or successor shall not be entitled to any of the rights granted to a Member hereunder or under the Act, other than the right to receive all or part of the share of Profits, Losses and distributions to which the assignor or predecessor would otherwise have been entitled; and unless and until the assignee or successor is admitted as a Member, the assignee or successor shall not have any right to vote on matters coming before the Members; participate in management of the Company; act as an agent of the Company; attend meetings of the Members; inspect Company books and records; have access to any other information of the Company, except to the extent necessary to prepare the Person's state and federal income tax returns; or to demand an accounting with respect to the Company.

4. MEMBER'S LIMITED RIGHT TO DISPOSE OF INTEREST DURING LIFETIME OR EXISTENCE.

4.1   Bona Fide Offer to Purchase Interest. If any Member shall at any time during such Member's lifetime or (if not an individual) existence desire to sell all or any of such Member's Interest, such Member (hereinafter sometimes called the "Selling Member") shall first obtain a bona fide written offer which such Member desires to accept (hereinafter called the "Offer") to purchase all, but not less than all, of such Member's Interest for a fixed cash price (which may be payable over time). The Offer shall set forth its date, the proposed price, and the other terms and conditions upon which the purchase is proposed to be made, as well as the name and address of the Prospective Purchaser. "Prospective Purchaser" as used herein shall mean all prospective record owners of the Interest subject of the Offer and all other persons and entities proposed to have a beneficial interest in such Interest. The Selling Member shall transmit copies of the Offer to the Company and to the other Members within seven (7) days after such Member's receipt of the Offer.

4.2   Option of the Company. Transmittal of the Offer to the Company by the Selling Member shall constitute an offer by the Selling Member to sell to the Company all of the Selling Member's Interest that are the subject of the Offer at the price and upon the terms set forth in Subsection 10.1. For a period of thirty (30) days after the submission of the Offer to the Company, the Company shall have the option, exercisable by written notice to the Selling Member with a copy to each of the other Members, to accept the Selling Member's offer as to all or any part of the Selling Member's Interest that are the subject of the Offer.

4.3   Options of Offeree Members. In the event that the Company does not exercise its option with respect to all of the Interest in accordance with Subsection 4.2, the Selling Member shall, within five (5) days following the earlier of (A) notice from the Company of the Company's decision not to accept the Selling Member's offer as to all of the Selling Member's Interest or (B) expiration of the thirty (30) day option period referred to in Subsection 4.2, give notice to the other Members of the Company's action or failure to take action. By the giving of such notice, the Selling Member shall be deemed to have offered in writing to sell all, but not less than all, of the Selling Member's remaining Interest that are the subject of the Offer (those not to be sold to the Company) to the other Members ("Offeree Members") at the price and upon the terms set forth in Subsection 10.1. For a period of thirty (30) days after such offer by the Selling Member to the Offeree Members, the Offeree Members shall have options, exercisable by written notice to the Selling Member with a copy to the Company and to each of the other Offeree Members, to accept the Selling Member's Offer as to the Selling Member's remaining Interest that are the subject of the Offer. Each Offeree Member who shall exercise this option shall state in the notice to the Selling Member the maximum Interest that such Offeree Member is willing to purchase (a "Purchase Commitment"). If the aggregate Interest covered by the Purchase Commitments equals or exceeds the Interest being offered by the Selling Member to the Offeree Members, such Interest shall be allocated to and purchased by the Offeree Members as follows: (i) each Offeree Member shall be allocated the lesser of (x) such Member's proportionate part of the Selling Member's remaining Interest which the Interest owned by such Offeree Member bears to the total Interest owned by all Offeree Members who exercise their purchase options under this Subsection 4.3, or (y) such

Member's Purchase Commitment, and thereafter (ii) the remainder of the Offered Interest shall be allocated among the Offeree Members in proportion to the amounts of their respective Purchase Commitments that were not satisfied under Subsection 4.3(i) (or in such other proportions as the Offeree Members may agree upon among themselves).

4.4 Acceptance of the Bona Fide Offer. If, at the end of the option periods described in Subsections 4.2 and 4.3, options have not been exercised by the Company and/or the Offeree Members to purchase all of the Selling Member's Interest subject to the Offer, then any exercise of such options shall be null and void and the Selling Member shall be free for a period of forty (40) days thereafter to sell all, but not less than all, of the Selling Member's Interest subject to the Offer to the Prospective Purchaser at the price and upon the terms and conditions set forth in the Offer. If such Interest are not so sold within the aforesaid forty-day period, the Selling Member shall not be permitted to sell such Interest without again complying with this Section 4.

5. **LEGAL PROCEEDINGS AGAINST MEMBERS.** The parties agree that the interests of the Company and its Members would be seriously affected by any sale or disposition of any Member's Interest as a result of any legal or equitable proceeding against such Member. Accordingly, it is hereby agreed that in the event of a Proceeding (as hereinafter defined) with respect to any Member, the Company and the other Members shall have options to purchase all, but not less than all, of such Member's Interest in accordance with the provisions of Section 4 in the same manner as if the Company and the other Members had received notice of an Offer under Subsection 4.1 on the date that the Company receives notice of a Proceeding. The price and terms of purchase pursuant to the exercise of options granted in this Section 5 shall be those set forth in Subsection 10.2. If all Proceedings with respect to the Member terminate and the Member retains record and beneficial ownership of some or all of such Member's Interest (the "Retained Interest"), (i) the options of the Company and the other Members shall terminate with respect to the Retained Interest, and (ii) if the options have been exercised but settlement has not yet occurred with respect to the Retained Interest, the exercise shall be void and settlement shall not occur with respect to the Retained Interest. A "Proceeding" means that (a) any judgment is obtained in any legal or equitable proceeding against a Member, (b) any execution is issued on a judgment against a Member, (c) any of the Interest of a Member are attached, (d) there is instituted by or against a Member any other form of legal proceeding or process by which the sale or transfer of any of the Interest of such Member becomes imminent (i.e., such Interest may be sold or transferred either voluntarily or involuntarily within sixty (60) days), (e) a Member makes an assignment for the benefit of creditors, (f) a Member admits such Member's inability to pay such Member's debts as they mature, or commences a voluntary case or proceeding under any Bankruptcy Law (as hereinafter defined), or consents to the entry of an order for relief against such Member in an involuntary case or proceeding under any Bankruptcy Law, or consents to the appointment of a receiver, trustee, liquidator or similar official for such Member or for all or substantially all of such Member's property, or (g) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law for relief against a Member in an involuntary case or proceeding and the order or decree remains unstayed and in effect for 60 days. The term "Bankruptcy Law" means Title 11 of the U.S. Code or any similar federal or state law for the relief of debtors.

6. **DISPOSITION UPON DEATH OF MEMBER.**

6.1 Death of a Member. Upon the death of any Member, the Interest owned by said Member may be transferred to said Member's spouse, lineal descendent, sibling, lineal descendent of a sibling, in each case whether by blood or adoption, parent, or spouse of a lineal descendant, or a trust for the benefit of one or more family members of said Member (collectively, a

"Permitted Transferee"). If the Interest of the deceased Member are not so transferred, the personal representative of the decedent shall be obligated to sell all of the decedent's Interest of Company for the purchase price as computed in accordance with Section 10.3 hereof, at the terms set forth hereinbelow, and the order of purchase shall be as follows:

6.2   Option of the Company. Upon the death of a Member, if the Interest of the deceased Member are not transferred to a Permitted Transferee as defined in Subsection 6.1 hereinabove, the personal representative of the deceased Member shall be deemed to have presented an Offer to the Company to sell all of the deceased Member's Interest at the price and upon the terms as set forth in Section 10.3 hereinbelow. For a period of thirty (30) days after the submission of the Offer to the Company, the Company shall have the option, exercisable by written notice to the personal representatives of the deceased Member, with a copy to each of the other Members, to accept the deceased Member's Offer as to all or any part of the deceased Member's Interest that are the subject of the Offer.

6.3   Options of Offeree Members. In the event that the Company does not exercise its option with respect to all of the Interest in accordance with Subsection 6.2, the personal representatives of the deceased Member shall, within five (5) days following the earlier of (i) the notice from the Company of the Company's decision not to accept not to accept the deceased Member's Offer as to all of the deceased Member's Interest or (ii) expiration of the thirty (30) day option period referred to in Subsection 6.2, give notice to the other Members of the Company's action or failure to take action. By the giving of such notice, the personal representatives of the deceased Member shall be deemed to have offered in writing to sell all, but not less than all, of the deceased Member's remaining Interest that are the subject of the Offer (those not to be sold to the Company) to the other Members ("Offeree Members") at the price and upon the terms set forth in Subsection 10.3. For a period of thirty (30) days after such offer by the personal representatives of the deceased Member to the Offeree Members, the Offeree Members shall have options, exercisable by written notice to the personal representatives of the deceased Member with a copy to the Company and to each of the other Offeree Members, to accept the deceased Member's Offer as to the deceased Member's remaining Interest that are the subject of the Offer. Each Offeree Member who shall exercise this option shall state in the notice to the personal representatives of the deceased Member the maximum Interest that such Offeree Member is willing to purchase (a "Purchase Commitment"). If the aggregate Interest covered by the Purchase Commitments equals or exceeds the Interest being offered by the personal representative of the deceased Member to the Offeree Members, such Interest shall be allocated to and purchased by the Offeree Members as follows: (i) each Offeree Member shall be allocated the lesser of (x) such Member's proportionate part of the deceased Member's remaining Interest which the Interest owned by such Offeree Member bears to the total Interest owned by all Offeree Members who exercise their purchase options under Subsection 6.2, or (y) such Member's Purchase Commitment, and thereafter (ii) the remainder of the Offered Interest shall be allocated among the Offeree Members in proportion to the amounts of their respective Purchase Commitments that were not satisfied under Subsection 6.2 (or in such other proportions as the Offeree Members may agree upon among themselves).

6.4   Right of Action. In the event the Company and the surviving Members purchase fewer than all of the Interest of the deceased Member, the personal representatives of the deceased Member shall have a right of action to enforce their rights under this Section 6, against both the Company (except to the extent that the failure of the Company to purchase all of the deceased Member's Interest is due to a prohibition against doing so under applicable corporate law which cannot be overcome by action by the Company or the Members as contemplated by Subsection 6.1 and also those surviving Members who purchase fewer Interest than they are obligated to purchase.

7. **MERGER, ETC.; SALE OF ASSETS.**

7.1   If the Company proposes to merge with or into another entity or to sell or transfer, directly or indirectly, by interest exchange, sale of assets or otherwise, out of the ordinary course of business, all or substantially all of its total consolidated assets (measured by either book value or fair market value) and such proposal constitutes an "Acquisition Proposal" as defined below, then the Company may implement such Acquisition Proposal only if such implementation is authorized by the a majority vote of Company's Members in accordance with state law.

7.2   An "Acquisition Proposal" is a proposal (i) to consolidate or merge the Company with another entity or an interest exchange with the holders of another entity, other than a merger or interest exchange in which Members holding interests the Company immediately prior to the merger or interest exchange will have, directly or indirectly, a majority of the total voting power of the surviving entity's voting securities immediately after the merger or interest exchange, which voting securities are to be held in the same proportion as such Members' interest in the Company immediately before the merger or interest exchange, or (ii) to sell or otherwise transfer all or substantially all of the Company's assets other than to an entity wholly owned, directly or indirectly, by the Company.

8. **OFFEREE MEMBER PROVISIONS.**

8.1   Notwithstanding anything foregoing to the contrary, no Member may exercise an option to purchase an Interest pursuant to Section 4, 5 or 6 of this Agreement at a time when such Member has initiated the process of selling Interest pursuant to Section 4 or is involved in a Proceeding as described in Section 5. When one or more Members are obligated to purchase Interest from one or more Members hereunder pursuant to a transaction contemplated by Section 4, 5 or 6 of this Agreement, such Members obligated to purchase Interest shall be deemed to own such Interest for purposes of determining the Interest ownership of Members with respect to a subsequent transaction pursuant to Section 4, 5 or 6 of this Agreement.

8.2   Whenever the Members of the Company meet to authorize the purchase of, or meet to consider whether to purchase, Interest of a Member, the Member whose Interest is proposed to be purchased by the Company shall attend every such Members meeting and shall vote on such matters with the majority at each such Members meeting.

9. **TAG-ALONG RIGHT.**

9.1   Proposed Transfer. If one or more Members ("Sellers") propose to transfer (in a sale consummated in a single transfer or a series of related transfers to a single purchaser or a group of purchasers as part of a single transaction or group of related transactions) Interest representing fifty percent (50%) or more of the then outstanding Interest ("a Transfer"), and provided that the Transfer is not to a Permitted Transferee, then each of the Members other than the Sellers ("Tag-Along Members") shall have the right ("Tag-Along Right") to require the proposed purchaser(s) to purchase from such Tag-Along Member a portion of said Tag-Along Member's Interest not to exceed the number derived by multiplying the total Membership Interest to be purchased by the proposed purchaser(s) in such transaction(s) by a fraction, the numerator of which is the total Membership Interest owned by such Tag-Along Member, and the denominator of which is the total Membership Interest owned by the Sellers and all Tag-Along Members. Any Interest purchased from

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Tag-Along Members pursuant to this Section shall be paid for at the same price and upon the same terms as such proposed Transfer by the Sellers ("Transfer Terms").

9.2   Tag-Along Notice. The Sellers shall promptly notify the Tag-Along Members in the event they propose to make a Transfer giving rise to Tag-Along Rights, and shall furnish the Tag-Along Members with the Transfer Terms and a copy of any written offer or agreement pertaining thereto. The Tag-Along Right may be exercised by any Tag-Along Member by delivery of a written notice to each Seller proposing to sell Interest ("Tag-Along Notice") within fifteen (15) days following such Tag-Along Member's receipt of such notice from Sellers. The Tag-Along Notice shall state the Membership Interest that such Tag-Along Member proposes to include in such Transfer to the proposed purchaser (not to exceed the number determined in accordance with Subsection 9.1 above). In the event that the proposed purchaser does not purchase the specified Interest from the Tag-Along Members on the Transfer Terms, then the Sellers shall not be permitted to sell any Membership Interest to the proposed purchaser in the proposed Transfer.

9.3   Settlement. At the settlement of any Transfer pursuant to this Section, the proposed purchaser shall remit to each selling Member the consideration for the total sales price of the Interest of such Member sold pursuant hereto, upon delivery by such Member of certificate(s) for such Interest, if any.

10.   **PURCHASE PRICE AND TERMS; SETTLEMENT.**

10.1   Settlement for the purchase of Interest by the Company or by a Member pursuant to the options granted in Subsections 4.2 and 4.3 shall be made within sixty (60) days following the date of exercise of the last option exercised. At the option of the purchaser, the purchase price and the terms of payment shall be either (i) the price contained in the Offer referred to in Subsection 4.1, payable upon the terms of payment contained in the Offer, or (ii) the Agreed Value (as hereinafter defined), payable in twenty (20) successive equal quarter-annual installments of principal commencing on the settlement date, together with quarter-annual payments of interest on the unpaid principal balance at the Interest Rate.

10.2   Settlement for the purchase of Interest by the Company or by a Member pursuant to the options granted in Section 5 shall be within sixty (60) days following the date of exercise of the last option exercised. At the option of the purchaser, the purchase price and the terms of payment shall be Percent (70%) of the Agreed Value, payable in twenty (20) successive equal quarter-annual installments of principal commencing on the settlement date, together with quarter-annual payments of interest on the unpaid principal balance at the Interest Rate.

10.3   Settlement for the purchase of Interest by the Company or by a Member pursuant to the obligations set forth in Section 6 shall be within one hundred twenty (120) days following the date of death. The purchase price and the terms of payment shall be the Agreed Value, payable in twenty (20) successive equal quarter-annual installments of principal commencing on the settlement date, together with quarter-annual payments of interest on the unpaid principal balance at the Interest Rate.

10.4   All settlements for the purchase and sale of Interest shall, unless otherwise agreed to by all of the purchasers and the sellers, be held at the principal executive offices of the Company during regular business hours. The precise date and hour of settlement shall be fixed by the purchaser or purchasers (within the time limits allowed by the provisions of this Agreement) by notice in writing to the seller given at least five (5) days in advance of the settlement date specified.

In the event that more than one (1) purchaser is involved in a settlement and the purchasers cannot agree on a precise time of settlement, the precise time of settlement.

10.5   At settlement, certificates representing the Interest being sold shall be delivered by the seller to the purchasers, with any necessary documentary and transfer tax stamps affixed by the seller. Payments made at settlement shall be by check or wired federal funds. The seller, if a personal representative of a Member, shall, upon request of a purchaser, provide prior to the date of settlement evidence reasonably satisfactory to the purchaser of the seller's legal status as personal representative of such Member.

10.6   Interest payments shall be made on principal payment dates, and shall be calculated on the declining principal balance based upon a year of 365 days.

10.7   Any purchaser may, from time to time, prepay all or a portion of the unpaid principal balance owing to a seller, without penalty or premium. Any life insurance proceeds received by the Company with respect to the death of a Member must be used by the Company, to the extent permitted by law, to prepay any obligation of the Company to such deceased Member under Section 6, such prepayment to be made on the later of the date of settlement for the purchase of the deceased Member's Interest or five (5) days following the receipt by the Company of such proceeds. Prepayments shall be applied to principal installments in the inverse order in which they become due. Upon any prepayment, the purchaser shall pay all accrued and unpaid interest through the date of such prepayment.

10.8   For the purposes of this Agreement, "Interest Rate" shall mean Two Percent (2%) per annum in excess of the rate published from the time-to-time in the Wall Street Journal as the "Prime Rate."

11.   **AGREED VALUE DEFINED.** The Agreed Value of all issued and outstanding interests of the Company shall be determined as follows: the Company and the withdrawing Member (the Company and the withdrawing Member each being referred to herein as a "Side"), the Sides shall jointly select a Certified Valuation Analyst (hereinafter referred to as "Analyst") to determine the fair market value of the Company. If the Sides do not or cannot select an Analyst within that period, then, within the next ten (10) days, each Side shall appoint an Analyst to determine the fair market value of the total equity in the Company. Each Analyst shall submit its appraisal within thirty (30) days after its selection. If either Side fails to appoint an Analyst, then the Analyst appointed by the other Side may act alone. If the difference between the two appraisals is five percent (5%) or less of the greater appraisal, then the fair market value of the total equity in the Company shall be the average of the two appraisals. If the difference between the two appraisals is more than five percent (5%) of the greater appraisal, then, within ten (10) days after the date on which the second appraisal is submitted, the first and second Analyst shall select a third Analyst to review both appraisals and any supporting information deemed appropriate by the third Analyst. Within thirty (30) days after its selection, the third Analyst shall state which of the two appraisals it believes is closer to the fair market value of the total equity in the Company. This statement by the third Analyst shall be final and binding upon all parties. If the two Analysts cannot agree on the selection of the third Analyst, each of them shall nominate on written ballots three individuals they believe are qualified to serve as the third Analyst. If only one individual is nominated by both of the two Analysts, that individual shall be the third Analyst. If no individual is nominated by both of the Analysts or if both of them nominate two or more of the same individuals, the third Analyst shall be the individual whose name is drawn by the first Analyst in a blind drawing in the presence of the second Analyst. Each Side shall pay the cost of its Analyst or Analysts and one half (1/2) of the cost of any jointly selected

Analyst. Each Side appointing an Analyst under this Section shall give notice of the appointment to all of the parties. The determinations made in accordance with this Section shall be binding and conclusive upon the parties. The compensation and expenses of the accountant shall be paid by Company.

12.   **FINANCE.**

12.1   **Capital Contributions.** The initial Capital Contribution of each Member is set forth on Attachment A of this Agreement. No Member shall be required to contribute any additional capital to the Company or shall have any personal liability for obligations of the Company. The Members shall not be paid interest on their respective Capital Contributions. Except as otherwise provided herein, no Member shall have the right to receive any return of the Member's Capital Contribution. If a Member is entitled to receive a return of the Member's Capital Contribution, the Company may, at its option, distribute cash, notes, property or a combination thereof to the Member in return for the Member's Capital Contribution. No Member shall be personally liable for the return or repayment of all or any portion of the contributions of any other Member; any return or repayment shall be made solely from assets of the Company.

12.2   **Capital Accounts.** A capital account ("Capital Account") shall be maintained for each Member on the books of the Company in compliance with the provisions of Regulation Section 1.704-1(b). All provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with the Regulations.

12.3   **Distributions of Cash Flow.** Distributions, if any, of Cash Flow each year shall be made at the sole and absolute discretion of the existing Members. Any distributions of Cash Flow shall be made to the Members at the time or times determined by a majority of the Members and shall be in proportion to the Members' respective Percentages.

12.4   **Distributions on Dissolution.** Upon the dissolution of the Company, after (i) payment of, or adequate provision for, the debts and obligations of the Company to creditors, (ii) the allocation of Profit or Loss in accordance with Section 12.5 hereof, the remaining assets of the Company (or the proceeds of the sale or other dispositions and liquidation of the Company assets) shall be distributed to the Members in accordance with their respective Capital Account balances.

12.5   **Allocation of Profits and Losses.**

12.5.1   **Allocation of Profit.** Profit shall be allocated to the Members in accordance with their respective Percentages.

12.5.2   **Allocation of Loss.** Loss shall be allocated in the following order and priority:

12.5.2.1   First, if one or more Member has a positive Capital Account balance, to those Members, in proportion to their respective positive Capital Account balances, until all positive Capital Accounts have zero balances; provided, however, that no positive Capital Account balance shall be decreased to an amount below zero as a result of this Subsection.

12.5.2.2   Except as provided in Section 12.5.2.3, any Loss not allocated pursuant to Section 12.5.2.1, shall be allocated to the Members in proportion to their respective Percentages.

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12.5.2.3   To the extent Losses allocated to any Member would cause the Member to have an Adjusted Capital Account Deficit at the end of any taxable year, those Losses shall not be allocated to that Member but shall be allocated instead to the Members, pro rata, with respect to whom the allocation would not cause an Adjusted Capital Account Deficit.

12.5.2.4   Notwithstanding the provisions of Section 12.5.2.1, to the extent that any Member makes an additional Capital Contribution to the Company in order to fund a Company expense corresponding to any loss, deduction or item in the nature thereof, the loss, deduction or item in the nature thereof shall be allocated solely to the Member or Members who make the additional Capital Contribution in the same proportions as those Members maze the additional Capital Contributions.

12.5.3 **Special Allocations of Items in the Nature of Income or Gain.** Notwithstanding the allocations of Profit or Loss as set forth in Sections 12.5.1 and 12.5.2:

12.5.3.1   If any Member unexpectedly receives any adjustment, allocation or distribution described in Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6), which causes such Member to have an Adjusted Capital Account Deficit, items of Company income and gain shall be specially allocated to that Member in an amount sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of the Member as soon as possible. If there is a net decrease in Minimum Gain during any taxable year and if any Member has an Adjusted Capital Account Deficit as of the last day of that taxable year which exceeds the Member's share of the Minimum Gain as of that day, then all items of gross income and gain of the Company for that taxable year (and, if necessary, for subsequent taxable years) shall be allocated to those Members in the amount and in the proportions required to eliminate the excess as soon as possible. This subsection is intended to comply with, and shall be interpreted consistently with, the "minimum gain chargeback" provisions of the Regulations promulgated under Code Section 704(b).

12.5.3.2   No Member shall be allocated Losses or deductions if the allocation causes a Member to have an Adjusted Capital Account Deficit. If a Member receives (1) an allocation of Loss or deduction (or item thereof) or (2) any distribution which causes the Member to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Member, before any other allocation is made of Company items for that taxable year, in the amount and in proportions required to eliminate the deficit as soon as possible. This Subsection is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

12.6   **Tax Allocations.**   In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take into account any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the time of contribution.

12.7   **Special Definitions.**   As used in this Section, the following terms shall have the meaning respectively set forth after each one:

12.7.1 "**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in the Member's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments: (i) the deficit shall be decreased by any amounts which the Member is obligated to restore pursuant to Regulation Section 1.704-1(b)(2)(ii)(c) or is deemed obligated to restore pursuant to Regulation Section 1.704-2; and (ii) the deficit shall be increased by the items described in Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6). This definition is intended to comply with the provisions of Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

12.7.2 "**Capital Contribution**" means, with respect to any Member, the amount of money and the fair market value of any property (other than money) contributed to the Company with respect to the interest in the Company held by the Member.

12.7.3 "**Cash Flow**" means, for any taxable year of the Company, the total cash collected by the Company from all sources except Capital Contributions (including, without limitation, the net amount received from any sale of all or any part of the Company's property and the net amount received from any refinancing of all or part of the Company's property) less all operating expenses actually paid, all loan payments paid, any cash expenditures for capital improvements, and any reserves which the Members deem necessary or prudent to be set aside for future repairs, replacements and improvements or to meet working capital requirements, future liabilities and contingencies of the Company and less guaranteed payments to Members for the year.

12.7.4 "**Member Loan Nonrecourse Deductions**" means any Company deductions that would be Nonrecourse Deductions if they were not attributable to a loan made or guaranteed by a Member within the meaning of Regulation Section 1.704-2(i).

12.7.5 "**Minimum Gain**" has the meaning set forth in Regulation Section 1.704-2(b). Minimum Gain shall be computed separately for each Member, applying principles consistent with both the foregoing definition and the Regulations promulgated under Section 704 of the Code.

12.7.6 "**Nonrecourse Deduction**" has the meaning set forth in Regulation Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a taxable year of the Company equals the net increase, if any, in the amount of Minimum Gain during that taxable year, determined according to the provisions of Regulation Section 1.704-2(c).

12.7.7 "**Profit**" and "**Loss**" means for each taxable year of the Company-or other period, an amount equal to the Company's taxable income or loss for the year or period, determined in accordance with Code Section 703(a), with the following adjustments: (i) all items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing the Company's taxable income or loss; (ii) any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing the Company's taxable income or loss; and (iii) any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-1(b)(2)(iv)(h)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss and (iv) any gain, loss or income resulting from any taxable disposition of Company property shall be computed in accordance with rules prescribed under Section 704(c) of the Code in the event the property was contributed to the Company.

12.8 **"Member" Includes Unadmitted Assignee.** Solely for the purpose of this Section 12, the term "Member" shall be deemed to include the unadmitted assignee or successor of a Member.

13. **MANAGEMENT.**

13.1 **Management**. Management of the business and affairs of the Company shall be vested in the Members. Except as otherwise provided in this Agreement, any decision, determination, or other action to be made or taken by the Members shall be made or taken by majority vote. The Members shall have all rights and powers relating to the Company. The Members may designate one or more Members to be Managing Members, with authority to execute any and all documents on behalf of the Company.

13.2 **Voting Rights**. Each Member shall have that number of Voting Rights as equals such Member's Percentage Interest in the Company (*e.g.,* a Member who has a 50% Membership Interest in the Company has 50 Voting Rights).

13.3 **Voting Procedures**. Members may vote in person or by proxy at a meeting of Members (which may be held by conference telephone), or by consent in lieu of a meeting. Proxies and consents shall be in writing or communicated by electronic means.

13.4 **Binding Effect of Action**s. Each Member shall be bound by, and hereby consents to, any and all actions taken and decisions made by the Members in accordance with the terms of this Agreement. Any person designated by the Members, including a Member so designated, shall have the authority to bind the Company. Any act taken by, or any document executed by, Members holding a majority of the Voting Rights shall be binding on the Company with the same force and effect as if the action, or the execution of the document, were approved by a vote of the Members. Except as provided in this Subsection 13.4, no Member shall have authority to bind the Company.

13.5 **Compensation of Members**. The Members shall be entitled to reasonable compensation for their services hereunder.

13.6 **Liability and Indemnification**. The Company shall indemnify the Members for any action taken or any failure to act on behalf of the Company within the scope of the authority conferred on the by this Agreement or by law, except for fraud, willful misconduct or an intentional breach of this Agreement. Any indemnification shall be paid only from and only to the extent of Company assets, and the Members shall not have any personal liability to make this indemnification. The Company may advance expenses of a proceeding without requiring a preliminary determination of the ultimate entitlement to indemnification.

13.7 **Bank Accounts Books and Records.** All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name. The Members shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein. The Members shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of transactions with respect to the conduct of the Company's business. The books and records shall be maintained in accordance with sound accounting practices and shall be available at the Company's principal office for examination by any

Member or the Member's duly authorized representative at any and all reasonable times during normal business hours.

13.8 **Annual Accounting Period.** The annual accounting period of the Company shall be the calendar year.

14. **DISSOLUTION.**

14.1 **Events of Dissolution.** The Company shall be dissolved upon the occurrence of any of the following events:

14.1.1 by the vote of the Members holding at least two-thirds (2/3) of the Percentages then held by the Members; or

14.1.2 upon the entry of a decree of judicial dissolution with respect to the Company.

14.2 **Liquidating Trustee.** Upon the dissolution of the Company, a Member selected by a majority of the Members shall act as liquidating trustees and shall liquidate and reduce to cash the assets of the Company as promptly as is consistent with obtaining a fair value therefor and, unless otherwise required by the Act, shall apply and distribute the proceeds of liquidation, as well as any other Company assets, in accordance with Section 12.4.

15. **NOTICES.** Any notice, demand, consent, election, offer, approval, request or other communication ("notice") required or permitted under this Agreement will be deemed given if given in writing and either delivered personally or sent by certified or registered mail, postage prepaid, return receipt requested. Any notice to be given hereunder to the Company shall be given to all Members.

16. **SPECIFIC PERFORMANCE.** Irreparable injury will result from a breach of any provision of this Agreement, and money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent injunctions (i) restraining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach.

17. **AMENDMENT.** This Agreement and the articles of organization may be amended by the vote of Members holding at least two-thirds (2/3) of the Percentages then held by the Members.

18. **MISCELLANEOUS.** This Agreement may be executed in counterparts and as so executed shall constitute one agreement binding on all parties, notwithstanding the fact that all parties have not signed the original or the same counterpart. This Agreement contains the entire understanding of the parties. It may not be changed orally, but only by a writing signed by the Company and all of the Members. The waiver of any breach of any term hereof shall not be construed as a waiver of any subsequent breach of that term, but the same shall continue in full force and effect. The terms and provisions hereof shall be binding upon and shall inure to the benefit of the parties, and their respective heirs, personal representatives, successors, and assigns. The parties shall execute any further instruments and shall perform any acts which are, or may become, necessary to









effectuate and carry on the Company in accordance with this Agreement. The captions used herein are for convenience of reference only, and shall not be deemed to modify or construe any of the terms or provisions hereof. This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania, whose courts shall have the jurisdiction and venue to enforce the terms hereof. .In this Agreement, the singular shall include the plural and the masculine gender shall include the feminine and neuter and vice versa, unless the context otherwise requires. The Background is a part of this Agreement.

NO PARTY SHALL ELECT A TRIAL BY JURY IN CONNECTION WITH ANY MATTER ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT.

IN WITNESS WHEREOF, the parties have affixed their hands and seals as of the date first written above.

MEMBERS:

_________________________ (SEAL)
Harry A. Giannopoulos

_________________________ (SEAL)
Peter R. Giannopoulos

_________________________ (SEAL)
Mary Giannopoulos

_________________________ (SEAL)
Wendy L. Giannopoulos

_________________________ (SEAL)
Paul Oris

_________________________ (SEAL)
John J. Giannopoulos

_________________________ (SEAL)
Glenn P. Giannopoulos

O:\OWM\Documents\DAM\Sly Fox Brewing Company Inc. MJKBP 6396.000\SFBC Pittsburgh LLC Operating Agt (SFBC Pitt).doc

Attachment A

SFHG Ownership %

Investor	Invested	
Harry G.	500,000.00	43%
Pete G.	59,387.09	5%
Mary	191,764.94	16%
Wendy G.	140,695.42	12%
PJ	100,000.00	9%
John G.	72,953.82	6%
Glenn G.	100,000.00	9%
Total	1,164,801.27	100%